FEDERATED ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

September 9, 2019

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED ADVISER SERIES (the “Registrant”)

Federated Hermes SDG Engagement High Yield Credit Fund

(the “Fund”)

Class A Shares

Class C Shares

Institutional Shares

Class R6 Shares

1933 Act File No. 333-218374

1940 Act File No. 811-23259

Dear Mr. Orlic:

The Registrant is filing this correspondence in response to comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on August 20, 2019 with respect to its Post-Effective Amendment No. 18 under the Securities Act of 1933 and Amendment No. 19 under the Investment Company Act of 1940 to its Registration Statement filed on June 28, 2019.

COMMENT 1: Cover page—Fund Name:

The Fund name contains “SDG,” an abbreviation for Sustainable Development Goals. Accordingly, please revise the Fund’s 80% policy to include that the Fund will invest at least 80% of its net assets in either environmentally friendly or environmental, social and governance (ESG) issuers.

RESPONSE:

The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. The terms “sustainable development goals (SDG)” and “environmental, social and governance (ESG)” do not identify a type of investment or industry, but rather indicate that a fund employs a type of investment strategy. The Registrant implements its investment strategy by analyzing the social and environmental impacts of issuers and aligns its engagement criteria with the established framework of the United Nations’ 17 SDG Goals. Sustainable development criteria and ESG factors may be evaluated differently by different managers, and may mean different things to different people. Accordingly, the Registrant does not believe it is required to incorporate sustainable development goals or ESG criteria into the Fund’s 80% policy and respectfully declines to make any changes in response to this comment.

COMMENT 2: Prospectus Risk/Return Summary: Fees and Expenses Example:

Please delete “any sales loads on reinvested dividends,…” from the parenthetical in the second paragraph of the “Example” section (shown below) since the Fund does not charge any sales loads on reinvested dividends.

“The Example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods.  Expenses assuming no redemptions are also shown. The Example also assumes that your investment has 5% return each year and that operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) are as shown in the table above and remain the same.  Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:”

RESPONSE:

The Registrant will remove the phrase “any sales loads on reinvested dividends” from the Fund’s disclosure as described above.

COMMENT 3: Prospectus Risk/Return Summary: Fees and Expenses Example:

Please confirm that the fee waivers are only in effect for 1 year and revise the narrative, if applicable.

RESPONSE:

The Registrant confirms that the calculations reflected in the Fund’s’ Example is based upon gross expenses and does not include any fee waivers or expense reimbursements.

COMMENT 4: Prospectus Risk/Return Summary: Investments, Risks and Performance: What are the Main Investment Strategies?

Please disclose the lowest rated securities in which the Fund intends to invest.

Also, if the Fund will invest in defaulted or distressed securities, please disclose this and add appropriate risk disclosure.

RESPONSE: The Registrants notes that, consistent with its high yield investment strategy, the Fund will invest in non-investment grade securities but that there is not necessarily a lowest rated security in which the Fund may invest. Registrant also confirms that, although the Fund is permitted to hold securities that become defaulted or distressed securities, the Fund does not intend to invest in or purchase distressed or defaulted securities as part of its principal investment strategy.

COMMENT 5: Prospectus Risk/Return Summary: Investments, Risks and Performance: What are the Main Investment Strategies?

It is noted in the Fund’s investment strategy that the investments are not limited to any particular maturity range. Please disclose if the Fund targets a particular duration.

RESPONSE:

The Registrant will revise the Prospectus sections “What are the Main Investment Strategies of the Fund” and “What are the Fund’s Investment Strategies?” to add the following sentence as shown in bold/underlined text:

“The Adviser does not limit the Fund’s investments to securities of a particular maturity range or duration.”

COMMENT 6: Prospectus Risk/Return Summary: Investments, Risks and Performance: What are the Fund’s Main Investment Strategies?

Please provide both here and in Item 9, additional disclosure regarding the criteria and screening process used to determine whether or not a company is a contributor to positive societal impact.

RESPONSE:

The Adviser will use the UN SDG goals and targets as a framework for identifying, articulating and measuring positive impact opportunities within the companies it chooses to invest. In addition to quantitative financial indicators and metrics, qualitative criteria will include assessment of company management competence, integrity, vision, potential and willingness to enact the changes suggested by the Adviser during company engagements.

COMMENT 7: Prospectus Risk/Return Summary: Investments, Risks and Performance: What are the Main Risks of Investing in the Fund?

With respect to the Risk of Foreign Investing, if the Fund invests 25% or more in the sovereign debt of any one country, please disclose the name of that country and any unique risks associated with that country.

RESPONSE: The Registrant confirms that the Fund does not intend to invest 25% or more in the sovereign debt of any one country.

COMMENT 8: What are the Fund’s Investment Strategies?

With respect to the Portfolio Turnover section, it is noted that the Fund actively trades its portfolio securities as part of its investment strategy. Accordingly, please add appropriate disclosure in the summary strategy section and in the risk sections as well.

RESPONSE:

The Fund will add the following to the end of the Summary Strategy Section:

“The Fund actively trades its portfolio securities in an attempt to achieve its investment objective.  Active trading will cause the Fund to have an increased portfolio turnover rate and increase the Fund’s trading costs, which may have an adverse impact on the Fund’s performance.  An active trading strategy will likely result in the Fund generating more short-term capital gains or losses.  Short-term gains are generally taxed at a higher rate than long-term gains.  Any short-term losses are used first to offset short-term gains.”

Additionally, the disclosure related to the Fund’s active trading strategy and the related consequences is required by Instruction 7 to Item 9(b)(1) of Form N-1A. The Registrant complies with this Form N-1A requirement and, as a matter of complex-wide practice, includes the risks associated with an active trading strategy within the strategy discussion itself. In addition, the Registrant confirms that it provides appropriate risk disclosure in the Principal Risks section that is of consequence to shareholders of the Fund. Therefore, the Registrant submits that the risks of investing in the Fund are appropriately disclosed in both the description of the Fund’s principal investment strategies, as revised above, and the Principal Risks.

Comment 9: What are the Fund’s Principal Investments?-Corporate Debt Securities

It is noted that the second sentence of the corporate debt securities definition states that the Fund may purchase interests in bank loans to companies. Please disclose that it may take longer than seven days for bank loans to settle. Also, please disclose how the Fund intends to meet short-term liquidity needs which may arise as a result of a lengthy settlement period.

Finally, please disclose that investment in bank loans may not be securities and therefore may not have the protection of federal securities laws.

RESPONSE:

The Registrant has reviewed the Corporate Debt Securities description and has determined that the Fund will not purchase interests in bank loans as part of its principal investment strategy. Accordingly, the first paragraph of the Corporate Debt Securities definition will be revised as follows (shown marked below):

“Corporate debt securities are fixed-income securities issued by businesses. Notes, bonds, debentures and commercial paper are the most prevalent types of corporate debt securities. ~~The Fund may also purchase interests in bank loans to companies.~~ The credit risks of corporate debt securities vary widely among issuers.”

However, the Registrant confirms that the Fund may invest in loans and loan-related instruments on a non-principal basis and that the Fund’s Statement of Additional Information (“SAI”), as filed with the Commission on June 28, 2019, contains the appropriate loan-related investment and risk disclosure, as requested by the Staff in this comment.

COMMENT 10: What are the Fund’s Principal Investments?—Zero Coupon Securities and Convertible Securities

Please disclose the extent to which the Fund will invest in zero coupon securities.

Also, please confirm whether the Fund will invest in Contingent Convertible Securities (CoCos)?

RESPONSE:

The Registrant notes that the Fund does not intend to invest in zero coupon securities as part of its principal investment strategies. Accordingly, the statutory prospectus disclosure “Zero-Coupon Securities (A Type of Fixed-Income Security)” under “What are the Fund’s Principal Investments?” will be moved to the Fund’s SAI.

The Registrant confirms that the Fund does currently intend to invest in CoCos in pursuing its principal investment strategies and will update the disclosure in the prospectus as follows:

“Contingent Convertible Capital Instrument (A Type of Fixed-Income Security)

Contingent convertible capital instruments are fixed-income securities or preferred stocks that automatically convert into equity securities of the issuer or undergo a principal write-down by a pre-determined percentage upon the occurrence of certain events (a “Trigger Event”). For example, a Trigger Event may occur if the issuer’s bank regulatory capital ratio falls below a predetermined level. If a Trigger Event occurs, the fund would be likely to lose some or all of its investment in the Contingent convertible capital instrument. Contingent convertible capital instruments may expose the Fund to stock market risk. The Fund treats contingent convertible capital instruments as fixed-income securities for purposes of its investment policies and limitations, because they should perform like other fixed income securities unless a Trigger Event occurs.”

COMMENT 11. Performance: Bar Chart and Table

Please disclose to the Staff which broad-based securities market index the Fund intends to use.

RESPONSE:

The Registrant supplementally notes that the Fund’s broad-based securities market index is intended to be the ICE BAML Global High Yield Index Constrained-USD Hedged. The Registrant further notes that when the Fund has annual returns for at least one calendar year, the Fund will identify this index in its Prospectus as required pursuant to Item 4(b)(2) of Form N-1A.

COMMENT 12: SAI: Investment Objective and Investment Limitations-Additional Information:

Please note that a fund and its adviser may not ignore the investment of affiliated and unaffiliated underlying investment companies when determining whether or not a fund is in compliance with its concentration policy.

Please revise the Additional Information to clarify that the Fund will consider the investments of its underlying investment companies (not just underlying funds that are concentrated) when determining the Fund’s compliance with its concentration policy.

RESPONSE:

In response to the Staff’s comment, and while the Registrant acknowledges the Staff’s view, the Registrant respectfully believes that the Fund’s disclosure and monitoring procedures comply with applicable legal requirements, including applicable SEC staff guidance, and are consistent with common industry practice. Additionally, the Registrant is not aware of any SEC requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering their concentration policies. The Fund does not currently have access to the individual holdings of such products to apply a “look through” to effectively determine their industry concentrations. To the extent that the Fund determines that an investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps intended to ensure that it has appropriate risk disclosure relating to that investment.  Supplementally, the Registrant notes that such exposure is unlikely for the Fund, as any investments in underlying investment companies are expected to be minimal and in broad-based index ETFs (such as those tracking the S&P 500 Index) and other investment companies, including money market funds, that are likely to increase the Fund’s diversification and reduce its overall industry concentrations.

Therefore, the Registrant respectfully declines to revise the disclosure to indicate that the Fund will look through to the investments of all underlying funds for purposes of industry concentration and affirms that the Fund will continue to classify any underlying fund investment according to its general concentration.

COMMENT 13: Part C-Exhibits:

Many of the Part C Exhibits refer to “form of” agreements.

Please file the final agreements with conformed signatures.

RESPONSE:

The Registrant will file the final agreements as Part C exhibits, and will include conformed signatures upon receiving executed versions of those agreements.

COMMENT: 14: Part C: Exhibit List

In the Part C Legal Opinion, second to last paragraph, please revise point (2) to fully track the language in Staff Legal Bulletin #19 and include the reference to creditors.

RESPONSE:   The Registrant will revise the referenced language as shown below (addition is bold and underlined).

“Based upon and subject to the foregoing, it is our opinion that (1) the Shares to be issued pursuant to the Post-Effective Amendment, when issued and paid for by the purchasers upon the terms described in the Post-Effective Amendment will be validly issued, and (2) such purchasers will have no obligation to make any further payments for the purchase of the Shares or contributions to the Trust or its creditors solely by reason of their ownership of the Shares.”

If you have any questions on the enclosed material, please contact me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal

Enclosures